FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

March 28, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

MTS TO SEEK DOMESTIC LISTING OF ITS SHARES

Moscow, Russian Federation – March 24, 2003 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Central and Eastern Europe, today announced a decision by its board of directors to apply for a listing of the Company’s shares in Russia.

According to the decision, MTS will take all necessary steps, to the extent required under Russian legislation, to obtain as soon as practicable but no later than September 30, 2003 a listing of MTS’ shares on a Russian stock exchange in relation to the recently announced intention of T-Mobile International AG to conduct an equity market offering of five percent of MTS’ shares.

MTS will also assist T-Mobile and JPMorgan Chase Bank, a depositary for MTS’ ADR program, in obtaining any consent, approval, authorization or registration of or with any governmental authority in the Russian Federation in relation to such offering which may be required under Russian law.

MTS shares are currently traded in the form of ADRs on the New York Stock Exchange (NYSE).  However, there is no trading or listing of MTS’ shares on Russia’s popular bourses, such as RTS or MICEX.  MTS’ board of directors and management believe that such listing of the Company’s shares may increase the liquidity in MTS’ stock.

***

Mobile TeleSystems OJSC (or “MTS”) is the largest cellular operator in Russia, and Central and Eastern Europe.  Together with its subsidiaries, the company services over nine million subscribers. MTS and its subsidiaries are licensed to provide GSM services in 57 regions of Russia, in Belarus and Ukraine with a total population of approximately 165.7 million. MTS currently operates a service in 47 regions of Central (including Moscow and Moscow region), Northwestern (including St Petersburg and Leningrad region), Southern, Volga, Urals, Siberia and Far-Eastern federal districts of the Russian Federation. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F, as amended. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

For further information contact:

Mobile TeleSystems, Moscow
Investor Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

Press Secretary	tel.: +7095 737 4530
Eva Prokofieva	e-mail: evp@mts.ru

Gavin Anderson & Company, London Halldor Larusson / Yolande Stratford	tel: +44 (0) 20 7554 1400

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile Telesystems Open Joint Company

Location: 4, Marksistskaja Str., 109147, Moscow, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (even, action): 28.02.2003

Code of the fact (event, action): 0704715A28022003

Full company name of the Counterpart: “Ukrtelecom” Open Joint Stock Company

Location of the Counterpart: 18, Tarasa Shevchenko Boulevard, 01030, Kiev, Ukraine

Postal address of the Counterpart: 18, Tarasa Shevchenko Boulevard, 01030, Kiev, Ukraine

Date of transaction: 28.02.2003

Description of the transaction: contract  for purchase and sale of 25% participating interest in the authorized capital of “Ukrainian Mobile Telecommunications” Limited Company in Ukraine in the total principal amount of USD 84,200,000

MTS OJSC President	M.A. Smirnov

Mobile Telesystems Open Joint Stock Company

INN 7740000076

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile Telesystems Open Joint Stock Company

Location: 4 Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 20.02.2003

Code of the fact (event, action): 0304715A20022003

Full company name of a legal entity which participating interest has changed: Joint Stock Financial Corporation “Sistema” (Open Joint Stock Company)

Location: 20, bldg. 2, Spiridonovka St., Moscow 103001, Russian Federation

Postal Address: 10 Leontievsky pereulok, Moscow, 103009, Russian Federation

The issuer’s participating interest before the change:  34.74%.

The issuer’s participating interest after the change:  25.03%.

Date of change of  the issuer’s participating interest: 20.02.2003

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) affecting financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4 Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 10.02.2003

Code of the fact (event, action): 1304715A10022003

Date of the Board of Directors meeting where the resolutions on calling of the Extraordinary General Meeting of the Company’s Shareholders, on approval of the agenda for the Extraordinary General Meeting of Shareholders, on determination of securities’ market value and on conclusion of transactions in whose performance there is an interest were adopted: 10.02.2003

Quorum of the meeting: Seven (7) members of the Board of Directors are present. The quorum is satisfied.

The full text of the adopted resolutions according to the Protocol of the Board of Directors meeting:

7. Taking into account that the resolution of the general meeting of MTS OJSC shareholders of May 10, 2001 on MTS OJSC reorganization by merger of Rosico Closed Joint Stock Company (Rosico CJSC) and Amur Cellular Communications Closed Joint Stock Company (ACC CJSC) into MTS OJSC provides for the concurrent and interrelated merger of Rosico CJSC and ACC CJSC, and also taking into account that at the present time MTS OJSC has obtained cellular GSM licenses only for Rosico CJSC’s licensed territories, and as it is necessary to adopt a resolution which will allow to complete the merger of Rosico CJSC and ACC CJSC separately, it was resolved to:

7.1. Approve the grounds for the necessity to cancel the resolution of the extraordinary general meeting of MTS OJSC shareholders of May 10, 2001 on MTS OJSC reorganization by merger of Rosico CJSC and ACC CJSC into MTS OJSC and to cancel the resolution on the approval of the Agreement on Merger of Rosico CJSC and ACC CJSC into MTS OJSC (Annex No.1).

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

7.2. Submit for consideration of MTS OJSC shareholders’ meeting the issue of cancellation of the resolution of the extraordinary general meeting of MTS OJSC shareholders dated May 10, 2001 on MTS OJSC reorganization by merger of Rosico CJSC and ACC CJSC into MTS OJSC and the issue of cancellation of the resolution on the approval of the Agreement on Merger of Rosico CJSC and ACC CJSC into MTS OJSC.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

7.3. Advise the general meeting of MTS OJSC shareholders to decide to cancel the resolution of the extraordinary general meeting of MTS OJSC shareholders dated May 10, 2001 on MTS OJSC reorganization by merger of Rosico CJSC and ACC CJSC into MTS OJSC and to cancel a resolution on the approval of the Agreement on Merger of Rosico CJSC and ACC CJSC into MTS OJSC.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

7.4. Approve the grounds for the terms and conditions of and the procedure for the reorganization by merger of Rosico CJSC into MTS OJSC (Annex No. 2).

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

7.5. Approve the terms and conditions of the Agreement on Merger of Rosico CJSC into MTS OJSC (Annex No. 3). MTS OJSC President shall be appointed to sign the Agreement on

Merger of Rosico CJSC into MTS OJSC with consideration to the fact that such Agreement will come into force following its approval by the general meeting of MTS OJSC shareholders and by the general meeting of Rosico CJSC shareholders/sole shareholder of Rosico CJSC.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

7.6. Submit for consideration of the general meeting of MTS OJSC shareholders the issue of MTS OJSC reorganization by merger of Rosico CJSC into MTS OJSC.

Advise the general meeting of MTS OJSC shareholders to adopt the following resolution: to reorganize MTS OJSC by merger of MTS OJSC subsidiary, Rosico CJSC, where MTS OJSC owns 100% of placed shares, into MTS OJSC with the transfer of all Rosico CJSC’s rights and obligations to MTS OJSC and termination of Rosico CJSC.

Determine that MTS OJSC shall be Rosico CJSC’s assignee with respect to all rights and obligations.

Establish that, due to the fact that MTS OJSC owns 100% of the placed Rosico CJSC shares:

•	Owned by MTS OJSC registered common shares in Rosico CJSC, which merged into MTS OJSC, shall not be converted into shares in MTS OJSC;

•

All registered common shares in Rosico CJSC that are owned by MTS OJSC and are not subject to conversion shall be discharged when an entry is made in the register with the statement of termination of Rosico CJSC which is merged into MTS OJSC;

•	MTS OJSC authorized capital, the number and the nominal value of MTS OJSC shares shall not be changed with MTS OJSC reorganization by merger of Rosico CJSC into MTS OJSC.

•	A joint general meeting of MTS OJSC shareholders and Rosico CJSC shareholders shall not be held;

•

A resolution on amendments and addenda to MTS OJSC Charter in the part of inclusion into MTS OJSC Charter of the information on the assignment of Rosico CJSC’s rights and obligations to MTS OJSC shall be adopted by the general meeting of MTS OJSC shareholders. The general meeting of MTS OJSC shareholders may adopt such resolution concurrently with the resolution on the reorganization by merger and with the resolution which approves the Merger Agreement.

•

Following the adoption of the resolution by the general meeting of MTS OJSC shareholders, MTS OJSC President takes a decision on Rosico CJSC reorganization, a decision on Rosico CJSC’s approval of the Agreement on Merger of Rosico CJSC into MTS OJSC and a resolution on the approval of Rosico CJSC transfer deed. MTS OJSC President shall be responsible for taking all necessary steps to effect the merger of Rosico CJSC into MTS OJSC and for informing MTS OJSC creditors of the adopted resolution on the reorganization.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

7.7. Approve the grounds for the terms and conditions of and the procedure for the reorganization by merger of ACC CJSC into MTS OJSC.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

7.8. Submit for consideration of the general meeting of MTS OJSC shareholders the issue of the approval of the Agreement on Merger of Rosico CJSC into MTS OJSC. Advise the general meeting of MTS OJSC shareholders to adopt the following resolution: to approve the Agreement on Merger of Rosico CJSC into MTS OJSC.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

7.9. Submit for consideration of the general meeting of MTS OJSC shareholders the issue of amendments and addenda to MTS OJSC Charter in the part relating to the inclusion into the Charter of the information on MTS OJSC’s succession in respect of Rosico CJSC’s rights and obligations. Advise the general shareholders’ meeting to approve amendments and addenda to

MTS OJSC Charter. Draft amendments and addenda to MTS OJSC Charter are attached (Annex No. 4).

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

7.10. Approve the terms and conditions of the Agreement on Merger of ACC CJSC into MTS OJSC (Annex No. 5). MTS OJSC President shall be appointed to sign the Agreement on Merger of ACC CJSC into MTS OJSC taking into account that the said Agreement shall come into force following its approval by the general meeting of MTS OJSC shareholders and by the sole shareholder of ACC CJSC.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

7.11. Submit for consideration of the general meeting of MTS OJSC shareholders the issue of MTS OJSC reorganization by merger of ACC CJSC into MTS OJSC.

Advise the general meeting of MTS OJSC shareholders to adopt the following resolution: reorganize MTS OJSC by merger of ACC CJSC, MTS OJSC subsidiary, where MTS OJSC owns 100% of placed shares, into MTS OJSC with the transfer of all rights and obligations of ACC CJSC to MTS OJSC and termination of ACC CJSC.

Determine that MTS OJSC shall be ACC CJSC’s assignee with respect to all rights and obligations of ACC CJSC.

Establish that as MTS OJSC owns 100% of the placed shares in ACC CJSC:

•	Owned by MTS OJSC registered common shares in ACC CJSC, which is merged into MTS OJSC, shall not be converted into MTS OJSC shares;

•

All registered common shares in ACC CJSC that are owned by MTS OJSC and are not subject to conversion shall be discharged at the moment when an entry is made in the register with the statement of termination of ACC CJSC which is merged into MTS OJSC;

•	MTS OJSC authorized capital, the number and the nominal value of MTS OJSC shares shall not be changed with MTS OJSC reorganization by merger of ACC CJSC into MTS OJSC.

MTS OJSC President shall be responsible for taking all necessary steps to effect the merger of ACC CJSC into MTS OJSC and for informing MTS OJSC creditors of the adopted resolution on the reorganization.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

7.12. Submit for consideration of the general meeting of MTS OJSC shareholders the issue of the approval of the Agreement on Merger of ACC CJSC into MTS OJSC. Advise the general meeting of MTS OJSC shareholders to adopt the following resolution: to approve the Agreement on Merger of ACC CJSC into MTS OJSC.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

7.13. The President of MTS OJSC, the sole shareholder of Rosico CJSC, who is a person taking individual decisions on the issues that are within the competence of the general meeting of Rosico CJSC shareholders, following the adoption of MTS OJSC shareholders’ meeting resolution on the reorganization by merger of Rosico CJSC into MTS OJSC and on the approval of the Agreement on Merger of Rosico CJSC into MTS OJSC shall without delay ensure that Rosico CJSC adopts a resolution on the reorganization of Rosico CJSC by merger of Rosico CJSC into MTS OJSC, a resolution on the approval of the Agreement on Merger of Rosico CJSC into MTS OJSC as well as a resolution on the approval of the deed of transfer of all Rosico CJSC’s rights and obligations to MTS OJSC and shall also ensure the adoption of all other resolutions required for Rosico CJSC reorganization by merger of Rosico CJSC into MTS OJSC.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

8. About the date of the extraordinary general meeting of MTS OJSC shareholders.

8.1. Call the extraordinary general meeting of MTS OJSC shareholders in person on April 17, 2003 at 10.00 Moscow time at 12/12 Pankratievsky Pereulok, Moscow, Russia.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

8.2. Approve the following agenda for the extraordinary meeting of MTS OJSC shareholders:

1.	Procedure for holding the extraordinary meeting of MTS OJSC shareholders.

2.

Cancellation of the resolution of the extraordinary general meeting of MTS OJSC shareholders of May 10, 2001 on MTS OJSC reorganization by merger of Rosico CJSC and ACC CJSC into MTS OJSC and cancellation of the resolution on the approval of the Agreement on Merger of Rosico CJSC and ACC CJSC into MTS OJSC.

3.	MTS OJSC reorganization by merger of Rosico CJSC into MTS OJSC.

4.	Approval of the Agreement on Merger of Rosico CJSC into MTS OJSC.

5.	Amendments and addenda to MTS OJSC Charter in the part dealing with the inclusion into the Charter of the information on succession in respect of Rosico CJSC’s rights and obligations.

6.	MTS OJSC reorganization by merger of ACC CJSC into MTS OJSC.

7.	Approval of the Agreement on Merger of ACC CJSC into MTS OJSC.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

8.3. As the agenda for the general meeting of MTS OJSC shareholders includes the issues: (i) Cancellation of the resolution of the extraordinary general meeting of MTS OJSC shareholders of May 10, 2001 on MTS OJSC reorganization by merger of Rosico CJSC and ACC CJSC into MTS OJSC and cancellation of the resolution on the approval of the Agreement on Merger of Rosico CJSC and ACC CJSC into MTS OJSC, (ii) MTS OJSC reorganization by merger of Rosico CJSC into MTS OJSC, and (iii) MTS OJSC reorganization by merger (hereinafter “resolutions on reorganization”), the adoption of any of the above-mentioned resolutions will give to MTS OJSC shareholders who will vote against any resolution on reorganization or will abstain from voting on any issue concerning reorganization, a right to request the company to redeem MTS OJSC shares owned by them, as stipulated by the Federal Law “On Joint Stock Companies”:

•

taking into account the evaluation carried out by the independent evaluator, OMEGA Firm LLC, License No. 005294 dated October 28, 2002, issued by the RF Ministry of Property Relations (Report No. 11-03, “On Determination of Market Value of One Share in MTS OJSC” (Annex No. 6), which, for the purposes of securing the right of MTS OJSC shareholders to demand redemption of MTS OJSC shares owned by them, set the market value of MTS OJSC shares at RUR 44.40 per registered common share in MTS OJSC),

•

it was resolved to set the price for registered common shares in MTS OJSC for the purposes of redemption of such shares from shareholders, who will vote against or will abstain from voting on any issue relating to MTS OJSC reorganization, at RUR 44.40 per registered common share in MTS OJSC.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

8.4. Approve the procedure and terms for the exercise of MTS OJSC shareholders’ right to demand the redemption of shares owned by them:

As the agenda for the general meeting of MTS OJSC shareholders includes the issues: (i) Cancellation of the resolution of the extraordinary general meeting of MTS OJSC shareholders of May 10, 2001 on MTS OJSC reorganization by merger of Rosico CJSC and ACC CJSC into MTS OJSC and cancellation of the resolution on the approval of the Agreement on Merger of Rosico CJSC and ACC CJSC into MTS OJSC, (ii) MTS OJSC reorganization by merger of Rosico CJSC into MTS OJSC, and (iii) MTS OJSC reorganization by merger (hereinafter “resolutions on reorganization”), the adoption of any of the above-mentioned resolutions will give to MTS OJSC shareholders who will vote against any resolution on reorganization or will abstain from voting on any resolution on reorganization, a right to request the company to redeem MTS OJSC shares owned by them, as stipulated by the Federal Law “On Joint Stock Companies, it was resolved to include in the notice of the extraordinary general meeting of MTS OJSC shareholders the information on the existence of the shareholders’ right to request, in accordance with the current law, the redemption of shares, as well as the information on redemption price and procedure.

The Board of Directors has resolved, taking into account the opinion of the independent evaluator, to set the redemption price at RUR 44.40 per registered common share in MTS OJSC.

The total amount of funds allocated for redemption of shares in MTS OJSC shall not exceed 10% of MTS OJSC’s net assets as per the date of resolution which gives rise to the shareholders’ right to request the redemption of shares owned by them. In case the total amount of shares in respect of which a redemption request was made exceeds the number of shares that may be redeemed by MTS OJSC with consideration to the above mentioned limitation, the shares shall be redeemed proportionally to submitted requests.

It was resolved to include in the notice of the extraordinary general meeting of MTS OJSC shareholders the information on the existence of the shareholders’ right to request, in accordance with the current law, the redemption of shares, as well as the information on redemption price and procedure.

MTS OJSC shareholders’ written requests to redeem MTS OJSC shares owned by them shall be forwarded to MTS OJSC address: 4, Marksistskaya St., Moscow, 109147, Russian Federation. The request shall include the  shareholder’s place of residence and the number of shares the shareholder wishes to have redeemed.

Shareholders’ applications to the company (MTS OJSC) with a request to redeem the shares owned by them shall be submitted to MTS OJSC within 45 days upon the adoption of MTS OJSC shareholders’ meeting resolution on MTS OJSC reorganization.

Upon expiry of the above mentioned period (45 days since the date of adoption of MTS OJSC shareholders’ meeting resolution on MTS OJSC reorganization) MTS OJSC within 30 days shall redeem the shares from the shareholders who submitted redemption requests, and within 10 days during the said period MTS OJSC shall forward to shareholders a notice indicating the number of shares that will be redeemed and containing the outline of the redemption procedure.

Shares repurchased by MTS OJSC are retired at the moment of buy-out.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

8.5. Date of the Record for shareholders entitled to participate in the extraordinary general meeting of MTS OJSC shareholders: March 10, 2003.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

8.6. Date, place, time, other terms and conditions and procedure for holding the extraordinary general meeting of MTS OJSC shareholders:

Date for holding the meeting: April 17, 2003.

Time for holding the meeting: 10.00 a.m. Moscow time.

Place for holding the meeting: 12/12, Pankratievsky Pereulok, Moscow, Russian Federation.

The form of the meeting: in person (joint presence).

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

8.7. Place, date and time for the beginning of registration of shareholders: registration of shareholders (representatives of shareholders) for participation in the extraordinary general shareholders’ meeting shall take place on April 17, 2003 from 9.30 a.m. Moscow time at 12/12, Pankratievsky Pereulok, Moscow, Russian Federation.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

8.8. Approve the form and text for ballots that will be used at the extraordinary general shareholders’ meeting for voting on the issues on the agenda.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

8.9. Approve the text of the notice of the extraordinary general meeting of MTS OJSC shareholders that will be forwarded to shareholders.

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

8.10. Approve the following procedure for forwarding notices of the extraordinary general meeting to MTS OJSC shareholders.

A notice of the extraordinary general shareholders’ meeting shall be sent to MTS OJSC shareholders by a registered letter to the address indicated in the Record for persons entitled to participate in the in the extraordinary general shareholders’ meeting  or shall be delivered to such persons by hand against their signature.

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

8.11. Approve the list of information (materials) provided to shareholders in connection with preparation for the holding of the shareholders’ meeting:

•	Draft resolutions of the general shareholders’ meeting;

•	Information papers concerning the issues on the agenda;

•	Draft agreement on merger of Rosico CJSC into MTS OJSC;

•	Draft agreement on merger of ACC CJSC into MTS OJSC;

•	Draft amendments and addenda to MTS OJSC Charter;

•

Grounds for the necessity to cancel the resolution of the extraordinary general meeting of MTS OJSC shareholders of May 10, 2001 on MTS OJSC reorganization by merger of Rosico CJSC and ACC CJSC into MTS OJSC and to cancel the resolution on the approval of the Agreement on Merger of Rosico CJSC and ACC CJSC into MTS OJSC;

•	Grounds for the terms and conditions of and the procedure for reorganization by merger of Rosico CJSC into MTS OJSC;

•	Grounds for the terms and conditions of and the procedure for reorganization by merger of ACC CJSC into MTS OJSC;

•	Annual reports and annual financial statements of MTS OJSC, Rosico CJSC and ACC CJSC for 1999, 2000 and 2001;

•	Financial statements of MTS OJSC, Rosico CJSC and ACC CJSC for the 3-d quarter of 2002;

•	Report of the independent evaluator, OMEGA Firm LLC on the market value of MTS OJSC shares;

•	Estimation of the value of MTS OJSC net assets;

•	Extract from the Protocol of MTS OJSC BoD meeting concerning the determination of the redemption price for shares in MTS OJSC.

Information (materials) provided to MTS OJSC shareholders in connection with preparation for the holding of the extraordinary general meeting of MTS OJSC shareholders and the copies of materials provided to MTS OJSC shareholders in connection with preparation for the holding of the extraordinary general meeting of MTS OJSC shareholders will be made available to them at the offices of MTS OJSC at 5, bldg. 2, Vorontsovskaya St., Moscow, 109147, Russia, during business days from 08.30 a.m. to 05.00 p.m. Moscow time from March 16, 2003 until April 17, 2003. Shareholders may forward their comments and proposals concerning the issues on the agenda to MTS OJSC, 5, bldg. 2, Vorontsovskaya St., Moscow, 109147, Russia

Voting:

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

9.1. Approve the conclusion and cost based terms (prices) of the following transactions by MTS OJSC in whose completion there is an interest:

9.1.1. Renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 43,700 m (Moscow, Ostankinsky Telephone Node, MGTS OJSC’s Division).

9.1.1.1. Determine that the transaction price shall be as follows: Monthly rental fee is RUR 87,467.04 (USD 2,733) including VAT. Annual rental fee is RUR 1,049,604 including VAT. Term of lease: 01.01.2003 to 31.12.2003.

9.1.1.2. Approve the transaction relating to the renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 43,700 m (Moscow, Ostankinsky Telephone Node, MGTS OJSC’s Division) on the following conditions: monthly rental fee shall be RUR 87,467.04 (USD 2,733) including VAT. Annual rental fee is RUR 1,049,604 including VAT. Term of lease: 01.01.2003 to 31.12.2003.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. A.Yu. Goncharuk, Mr. A.P. Vronets.

IN FAVOUR: M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.2 Renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 55,822 m (Moscow, Lyublinsky Telephone Node, MGTS OJSC’s Division).

9.1.2.1 Determine that the transaction price shall be as follows: Monthly rental fee is RUR 79,092.48 (USD 2,471) including VAT. Annual rental fee is RUR 949,109 including VAT. The rental fee for 11 months will be RUR 870,017 including VAT.

Term of lease: 01.01.2003 to 30.11.2003.

9.1.2.2 Approve the transaction relating to the renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 55,822 m (Moscow, Lyublinsky Telephone Node, MGTS OJSC’s Division) on the following conditions: monthly rental fee is RUR 79,092.48 (USD 2,471) including VAT. Annual rental fee is RUR 949,109 including VAT. The rental fee for 11 months will be RUR 870,017 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. A.Yu. Goncharuk, Mr. A.P. Vronets.

IN FAVOUR: M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.3. Renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 159,816 m (Moscow, Zamoskvoretsky Telephone Node, MGTS OJSC’s Division).

9.1.3.1. Determine the transaction price: Monthly rental fee is RUR 370,000 (USD 11,562) including VAT. Annual rental fee is RUR 4,440,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

9.1.3.2. Approve the transaction relating to the renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 159,816 m (Moscow, Zamoskvoretsky Telephone Node, MGTS OJSC’s Division) on the following terms: Monthly rental fee is RUR 370,000 (USD 11,562) including VAT. Annual rental fee is RUR 4,440,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. A.Yu. Goncharuk, Mr. A.P. Vronets.

IN FAVOUR: M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.4 Renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 69,602 m (Moscow, Filevsky Telephone Node, MGTS OJSC’s Division).

9.1.4.1 Determine the transaction price: Monthly rental fee is RUR 130,000 (USD 4,062) including VAT. Annual rental fee is RUR 1,560,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

9.1.4.2 Approve the transaction relating to the renewal of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 69,602 m (Moscow, Filevsky Telephone Node, MGTS OJSC’s Division) on the following terms: Monthly rental fee is RUR 130,000 (USD 4,062) including VAT. Annual rental fee is RUR 1,560,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. A.Yu. Goncharuk, Mr. A.P. Vronets.

IN FAVOUR: M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.5 Renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 150,696 m (Moscow, Tushinsky Telephone Node, MGTS OJSC’s Division).

9.1.5.1 Determine the transaction price: Monthly rental fee is RUR 120,000 (USD 3,750) including VAT. Annual rental fee is RUR 1,440,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

9.1.5.2  Approve the transaction relating to the renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 150,696 m (Moscow, Tushinsky Telephone Node, MGTS OJSC’s Division) on the following terms: Monthly rental fee is RUR 120,000 (USD 3,750) including VAT. Annual rental fee is RUR 1,440,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. A.Yu. Goncharuk, Mr. A.P. Vronets.

IN FAVOUR: M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.6. Renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 64,172 m (Moscow, Petrovsky Telephone Node, MGTS OJSC’s Division).

9.1.6.1 Determine the transaction price: Monthly rental fee is RUR 122,000 (USD 3,812) including VAT. Annual rental fee is RUR 1,464,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

9.1.6.2 Approve the transaction relating to the renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 64,172 m (Moscow, Petrovsky Telephone Node, MGTS OJSC’s Division) on the following terms: Monthly rental fee is RUR 122,000 (USD 3,812) including

VAT. Annual rental fee is RUR 1,464,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. A.Yu. Goncharuk, Mr. A.P. Vronets.

IN FAVOUR: M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.7 Renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 240,907 m (Moscow, Miussky Telephone Node, MGTS OJSC’s Division).

9.1.7.1 Determine the transaction price: Monthly rental fee is RUR 130,000 (USD 4,062) including VAT. Annual rental fee is RUR 1,560,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

9.1.7.2 Approve the transaction relating to the renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 240,907 m (Moscow, Miussky Telephone Node, MGTS OJSC’s Division) on the following terms: Monthly rental fee is RUR 130,000 (USD 4,062) including VAT. Annual rental fee is RUR 1,560,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. A.Yu. Goncharuk, Mr. A.P. Vronets.

IN FAVOUR: M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.8.  Renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 42,585 m (Moscow, Preobrazhensky Telephone Node, MGTS OJSC’s Division).

9.1.8.1 Determine the transaction price: Monthly rental fee is RUR 97,000 (USD 3,031) including VAT. Annual rental fee is RUR 1,164,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

9.1.8.2. Approve the transaction relating to the renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 42,585 m (Moscow, Preobrazhensky Telephone Node, MGTS OJSC’s Division) on the following terms: Monthly rental fee is RUR 97,000 (USD 3,031) including VAT. Annual rental fee is RUR 1,164,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. A.Yu. Goncharuk, Mr. A.P. Vronets.

IN FAVOUR: M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.9  Renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 80,100 m (Moscow, Ostankinsky Telephone Node, MGTS OJSC’s Division).

9.1.9.1 Determine the transaction price: Monthly rental fee is RUR 130,000 (USD 4,062) including VAT. Annual rental fee is RUR 1,560,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

9.1.9.2 Approve the transaction relating to the renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 80,100 m (Moscow, Ostankinsky Telephone Node, MGTS OJSC’s Division) on the following terms: Monthly rental fee is RUR 130,000 (USD 4,062) including VAT. Annual rental fee is RUR 1,560,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. A.Yu. Goncharuk, Mr. A.P. Vronets.

IN FAVOUR: M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.10.  Renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 34,687 m (Moscow, Tsaritsynsky Telephone Node, MGTS OJSC’s Division).

9.1.10.1. Determine the transaction price: Monthly rental fee is RUR 65,000 (USD 2,031) including VAT. Annual rental fee is RUR 780,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

9.1.10.2. Approve the transaction relating to the renewal by MTS OJSC and MGTS OJSC of the agreement for the lease of non-residential premises (lease of space in a cable duct for new cables) with the total area of 34,687 m (Moscow, Tsaritsynsky Telephone Node, MGTS OJSC’s Division) on the following terms: Monthly rental fee is RUR 65,000 (USD 2,031) including VAT. . Annual rental fee is RUR 780,000 including VAT. Term of lease: 01.01.2003 to 30.11.2003.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. A.Yu. Goncharuk, Mr. A.P. Vronets.

IN FAVOUR: M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.11. MTS OJSC lets on lease to Telecom XXI OJSC a non-residential building with the total floor space of 1,326.6 m2 located at 2, Lit. L, Malaya Monetnaya St., S. Petersburg, cadastral number 78:3032:0:45.

9.1.11.1. Determine the transaction price: Monthly rental fee is USD 35,376 including VAT. Annual rental fee is USD 424,512 including VAT. Term of lease: 01.01.2003 to 01.01.2008.

9.1.11.2. Approve the transaction relating to MTS OJSC letting on lease to Telecom XXI OJSC a non-residential building with the total floor space of 1,326.6 m2 located at 2, Lit. L, Malaya Monetnaya St., S. Petersburg, cadastral number 78:3032:0:45 on the terms: Monthly rental fee is USD 35,376 including VAT. Annual rental fee is USD 424,512 including VAT. Term of lease: 01.01.2003 to 01.01.2008.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.12. MTS OJSC lets on lease to Telecom XXI OJSC a non-residential building with the total floor space of 2,957.4 m2 located at 2, Lit. M, Malaya Monetnaya St., S. Petersburg, cadastral number 78:3032:0:9.

9.1.12.1. Determine the transaction price: Monthly rental fee is USD 78,864 including VAT. Annual rental fee is USD 946,368 including VAT. Term of lease: 01.01.2003 to 01.01.2008.

9.1.12.2. Approve the transaction relating to MTS OJSC letting on lease to Telecom XXI OJSC a non-residential building with the total floor space of 2,957.4 m2 located at 2, Lit. M, Malaya Monetnaya St., S. Petersburg, cadastral number 78:3032:0:9 on the terms: Monthly rental fee is USD 78,864 including VAT. Annual rental fee is USD 946,368 including VAT. Term of lease: 01.01.2003 to 01.01.2008.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.13. MTS OJSC lets on lease to Telecom XXI OJSC non-residential premises with the total floor space of 258.0 m2 located at 45, Kazanskaya St., S. Petersburg, cadastral number 78:1300:2:3:1.

9.1.13.1. Determine the transaction price: Monthly rental fee is USD 9,030 including VAT. Annual rental fee is USD 108,360 including VAT. Term of lease: 01.01.2003 to 01.01.2008.

9.1.13.2. Approve the transaction relating to MTS OJSC letting on lease to Telecom XXI OJSC non-residential premises with the total floor space of 258.0 m2 located at 45, Kazanskaya St., S. Petersburg, cadastral number 78:1300:2:3:1 on the terms: Monthly rental fee is USD 9,030 including VAT. Annual rental fee is USD 108,360 including VAT. Term of lease: 01.01.2003 to 01.01.2008.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.14.  MTS OJSC lets on lease to Telecom XXI OJSC non-residential premises with the total floor space of 396,3 m2 located at 98, Office 6H, Lit. A, Novatorov Blvd., S. Petersburg.

9.1.14.1. Determine the transaction price: Monthly rental fee is USD 1,333 including VAT. Annual rental fee is USD 123,645 including VAT. Term of lease: 05.01.2003 to 01.01.2008.

9.1.14.2. Approve the transaction relating to MTS OJSC letting on lease to Telecom XXI OJSC non-residential premises with the total floor space of 396,3 m2 located at 98, Office 6H, Lit. A, Novatorov Blvd., S. Petersburg, on the terms: Monthly rental fee is USD 1,333 including VAT. Annual rental fee is USD 123,645 including VAT. Term of lease: 05.01.2003 to 01.01.2008.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.15.  MTS OJSC lets on lease to Telecom XXI OJSC non-residential premises with the total floor space of 167.59 m2 located at 74, Office 5H, Lit. A, Bolshoi Sampsonievsky Ave., S. Petersburg.

9.1.15.1. Determine the transaction price: Monthly rental fee is USD 2,374.19 including VAT. Annual rental fee is USD 28,490.3 including VAT. Term of lease: 01.11.2002 to 01.11.2007

9.1.15.2. Approve the transaction relating to MTS OJSC letting on lease to Telecom XXI OJSC non-residential premises with the total floor space of 167.59 m2 located at 74, Office 5H, Lit. A, Bolshoi Sampsonievsky Ave., S. Petersburg on the terms: Monthly rental fee is USD 2,374.19 including VAT. Annual rental fee is USD 28,490.3 including VAT. Term of lease: 01.11.2002 to 01.11.2007.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.16.  MTS OJSC lets on lease to Telecom XXI OJSC non-residential premises with the total floor space of 262.9 m2 located at 29, Office 2H, Lit A, Nekrasova St., S. Petersburg.

9.1.16.1. Determine the transaction price: Monthly rental fee is USD 6,134.33 including VAT. Annual rental fee is USD 73,612 including VAT. Term of lease: 01.11.2002 to 01.11.2007.

9.1.16.2. Approve the transaction relating to MTS OJSC letting on lease to Telecom XXI OJSC non-residential premises with the total floor space of 262.9 m2 located at 29, Office 2H, Lit A, Nekrasova St., S. Petersburg on the terms: Monthly rental fee is USD 6,134.33 including VAT. Annual rental fee is USD 73,612 including VAT. Term of lease: 01.11.2002 to 01.11.2007.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.17.  MTS OJSC lets on lease to Telecom XXI OJSC non-residential premises with the total floor space of 175.7 m2 located at 34, Office 2H, Lit. B, Liteiny Ave., S. Petersburg.

9.1.17.1. Determine the transaction price: Monthly rental fee is USD 6,295.92 including VAT. Annual rental fee is USD 75,551 including VAT. Term of lease: 01.11.2002 to 01.11.2007.

9.1.17.2. Approve the transaction relating to MTS OJSC letting on lease to Telecom XXI OJSC non-residential premises with the total floor space of 175.7 m2 located at 34, Office 2H, Lit. B, Liteiny Ave., S. Petersburg on the terms: Monthly rental fee is USD 6,295.92 including VAT. Annual rental fee is USD 75,551 including VAT. Term of lease: 01.11.2002 to 01.11.2007.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.18.  MTS OJSC lets on lease to Telecom XXI OJSC non-residential premises with the total floor space of 152.3 m2 located at 2/1, Office 1H, Lit A, Bolshoi Ave., P. S., S. Petersburg.

9.1.18.1. Determine the transaction price: Monthly rental fee is USD 5,076.67 including VAT. Annual rental fee is USD 60,920 including VAT. Term of lease: 01.11.2002 to 01.11.2007

9.1.18.2. Approve the transaction relating to MTS OJSC letting on lease to Telecom XXI OJSC non-residential premises with the total floor space of 152.3 m2 located at 2/1, Office 1H, Lit A, Bolshoi Ave., P. S., S. Petersburg on the following terms: Monthly rental fee is USD 5,076.67 including VAT. Annual rental fee is USD 60,920 including VAT. Term of lease: 01.11.2002 to 01.11.2007

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.19  MTS OJSC lets on lease to Telecom XXI OJSC non-residential premises with the total floor space of 295.6 m2 located at 208, Office 24H, Lit A, Moskovsky Ave., S. Petersburg.

9.1.19.1. Determine the transaction price: Monthly rental fee is USD 9,853.33 including VAT. Annual rental fee is USD 118,240 including VAT. Term of lease: 01.11.2002 to 01.11.2007.

9.1.19.2. Approve the transaction relating to MTS OJSC letting on lease to Telecom XXI OJSC non-residential premises with the total floor space of 295.6 m2 located at 208, Office 24H, Lit A, Moskovsky Ave., S. Petersburg on the terms: Monthly rental fee is USD 9,853.33 including VAT. Annual rental fee is USD 118,240 including VAT. Term of lease: 01.11.2002 to 01.11.2007.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.20.  MTS OJSC lets on lease to Telecom XXI OJSC non-residential premises with the  floor space of 343.8 m2 and 319.5 m2 located at 5/9, Bolshaya Pecherskaya St., Nizhni Novgorod.

9.1.20.1. Determine the transaction price: Monthly rental fee is USD 9,949.5 including VAT. Annual rental fee is USD 119,394 including VAT. Term of lease: 26.08.2002 to 26.07.2007.

9.1.20.2. Approve the transaction relating to MTS OJSC letting on lease to Telecom XXI OJSC non-residential premises with the  floor space of 343.8 m2 and 319.5 m2 located at 5/9, Bolshaya Pecherskaya St., Nizhni Novgorod on the terms: Monthly rental fee is USD 9,949.5 including VAT. Annual rental fee is USD 119,394 including VAT. Term of lease: 26.08.2002 to 26.07.2007.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.21.  MTS OJSC provides to Uraltel CJSC installation and commissioning of SR8 to SR9 upgrade at MSC.

9.1.21.1 Determine that the transaction price: The price for SR8 to SR9 upgrade is USD 101,400.93 including VAT.

9.1.21.2. Approve the transaction dealing with the provision of services by MTS OJSC to Uraltel CJSC relating to installation and commissioning of SR8 to SR9 upgrade at MSC at the price of USD 101,400.93 including VAT.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.22.  Conclusion of loan agreement between MTS OJSC and Recom OJSC with the purpose to assign the debt under the general contract for deployment of a cellular network.

9.1.22.1. Determine that the transaction price shall be USD 8.3 million. The loan matures on  31.12.2007. Interest rate on the loan is 11.5% to 22% per annum according to the usage and repayment schedule.

9.1.22.2. Approve the transaction dealing with entering by MTS OJSC and Recom OJSC into a loan agreement with the purpose to assign the debt under the general contract for deployment of a cellular network. The transaction price shall be USD 8.3 million. The loan matures on  31.12.2007. Interest rate on the loan is 11.5% to 22% per annum according to the usage and repayment schedule.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov, Mr. H. Hennicke

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.23.  Amendments to the agreement between MTS OJSC and Kuban GSM CJSC for the purchase of the shares in the additional issue of Kuban GSM CJSC, in the part of decrease in the number of the acquired shares from 3,600 registered common shares to 357 registered common shares.

9.1.23.1. Determine that the transaction price shall be USD 14,000 per share.

9.1.23.2. Approve the transaction dealing with amendments to the agreement between MTS OJSC and Kuban GSM CJSC for the purchase of the shares in the additional issue of Kuban GSM CJSC, in the part of decrease in the number of the acquired shares from 3,600 registered common shares to 357 registered common shares at the price of USD 14,000 per share.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.24.  Contract between MTS OJSC and CCC-900 CJSC for the delivery of Base Station Subsystem equipment for a cellular network - cable grounding arrangements of 286 units.

 9.1.24.1. Determine that the transaction price shall be for the total amount of USD 5,538.36.

9.1.24.2. Approve the transaction dealing with the Contract between MTS OJSC and CCC-900 CJSC for the delivery of Base Station Subsystem equipment for a cellular network - cable grounding arrangements of 286 units for the total amount of USD 5,538.36.

The following persons did not participate in voting as the persons interested in the transaction:

Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.25. Detsky Mir – Tambov CJSC lets on sublease to MTS OJSC non-residential premises with the total floor space of 145.66 m2 located on the second floor of the building at 165-B, Karl Marx St., Tambov.

9.1.25.1. Determine the transaction price: Monthly rental fee is USD 2,476.22 including VAT. Annual rental fee is RUR 29,714.64 including VAT. Term of lease: 14.02.2003 to 01.12.2003.

9.1.25.2. Approve the following transaction on the following terms: Detsky Mir – Tambov CJSC lets on sublease to MTS OJSC non-residential premises with the total floor space of 145.66 m2 located on the second floor of the building at 165-B, Karl Marx St., Tambov on the following terms: Monthly rental fee is USD 2,476.22 including VAT. Annual rental fee is RUR 29,714.64 including VAT. Term of lease: 14.02.2003 to 01.12.2003.

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

9.1.26.  MTS OJSC lets on sublease to Rosico CJSC non-residential premises with the total floor space of 26.3 m2 located at 68/18, bldg.5, Zemlyanoi Val St., Moscow, 109004.

9.1.26.1. Determine the transaction price: Monthly rental fee is USD 876.67 including VAT. Annual rental fee is USD 10,520 including VAT. Term of lease: 17.10.2002 to 01.08.2003.

9.1.26.2. Approve the following transaction dealing with MTS OJSC letting on sublease to Rosico CJSC non-residential premises with the total floor space of 26.3 m2 located at 68/18, bldg.5, Zemlyanoi Val St., Moscow, 109004. Terms of transaction: Monthly rental fee of USD 876.67 including VAT. Annual rental fee is USD 10,520 including VAT. Term of lease: 17.10.2002 to 01.08.2003.

The following persons did not participate in voting as the persons interested in the transaction: Mr. M.A. Smirnov

IN FAVOUR: A.Yu. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke.

AGAINST: none

ABSTAINED: none

Resolution is approved.

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile Telesystems Open Joint Company

Location: 4, Marksistskaja Str., 109147, Moscow, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (even, action): 28.02.2003

Code of the fact (event, action): 0704715A28022003

Full company name of the Counterpart: Cetel B.V.

Location of the Counterpart: Stravinskylaan 1243, 1077 XX Amsterdam, The Netherlands

Postal address of the Counterpart: Stravinskylaan 1243, 1077 XX Amsterdam, The Netherlands

Date of transaction: 28.02.2003

Description of the transaction: contract  for purchase and sale of 16.33% participating interest in the authorized capital of the Ukrainian-German-Dutch-Danish Joint Venture “Ukrainian Mobile Telecommunications” in Ukraine in the total principal amount of USD 55,000,000

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile Telesystems Open Joint Company

Location: 4, Marksistskaja Str., 109147, Moscow, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (even, action): 19.02.2003

Code of the fact (event, action): 0704715A19022003

Full company name of the Counterpart: GEMPLUS GmbH

Location of the Counterpart: 13 Mercedesstrasse, 70794 Fielderstadt, Germany Postal address of the Counterpart: 13 Mercedesstrasse, 70794 Fielderstadt, Germany

Date of transaction: 19.02.2003

Description of the transaction: Agreement No. 214/03-MTS, under which MTS OJSC buys 4,000,000 SIM-cards in the total amount of 18,000,000 Euro.

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile Telesystems Open Joint Stock Company

Location: 4, Marksistskaja Str., 109147, Moscow, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 20.02.2003

Code of the fact (event, action): 0504715A20022003

Full company name of legal entity where the voices’s share in the highest management body of the Issuer has changed: “Ing Bank (Evrasia) Closed Joint Stock Company” (nom.)

Location: 31, Crasnaja Presnja Str., 123022, Moscow, Russian Federation

Postal address: 31, Crasnaja Presnja Str., 123022, Moscow, Russian Federation

Voices’s share in the highest management body of the Issuer before the change: 17.46%

Voices’s share in the highest management body of the Issuer after the change: 27.17%

Date of the change in the share of the authorized capital: 20.02.2003

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile Telesystems Open Joint Stock Company

Location: 4, Marksistskaja Str., 109147,  Moscow, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 20.02.2003

Code of the fact (event, action): 0604715A20022003

Full name of the legal entity which became the owner of more than 25 percent of the registered common shares of the Issuer: “Ing Bank (Evrasia)” Closed Joint Stock Company (nom.)

Location: 31, Crasnaja Presnja Str., 123022, Moscow, Russian Federation

Postal address: 31, Crasnaja Presnja Str., 123022, Moscow, Russian Federation

Date of the change in the share of the authorized capital: 20.02.2003

Circumstances the mentioned changes are based on: Deposit agreement (no number)  of  31.07.2000.

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile Telesystems Open Joint Company

Location: 4, Marksistskaja Str. 109147, Moscow, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (even, action): 28.02.2003

Code of the fact (event, action): 0704715A28022003

Full company name of the Counterpart: KPN Telecom B.V.

Location of the Counterpart: Maanplien 5, 2516 CK Den Haag, The Netherlands

Postal address of the Counterpart: Maanplien 5, 2516 CK Den Haag, The Netherlands

Date of transaction: 28.02.2003

Description of the transaction: contract  for  purchase and sale of 15.33% participating interest in the authorized capital of the Ukrainian-German-Dutch-Danish Joint Venture “Ukrainian Mobile Telecommunications” in Ukraine in the total principal amount of USD 51,631,965

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile Telesystems Open Joint Company

Location: 4, Marksistskaja Str. 109147, Moscow, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (even, action): 06.03.2003.

Code of the fact (event, action): 0404715A06032003

Full company name of legal entity where the Issuer’s share in the authorized capital has changed: “PTT Telecom Kiev”

Location: 9/2, Velikaja Vasiljevskaja Str., Kiev, Ukraine

Postal address: 15, Leipzigskaja Str., 01015 Kiev, Ukraine

Issuer’s share in the authorized capital of the legal entity before the change: 0%

Issuer’s share in the authorized capital of the legal entity after the change: 100%

Date of such change in the share of the authorized capital: 06.03.2003

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile Telesystems Open Joint Stock Company

Location: 4, Marksistskaja Str., 109147,  Moscow, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 20.02.2003

Code of the fact (event, action): 0504715A20022003

Full company name of legal entity where the voices’s share in the highest management body of the Issuer has changed: “Joint Stock Financial Corporation “Sistema” Open Joint Stock Company

Location: 20, Bldg.2, Spiridonovka, 103001, Moscow, Russian Federation

Postal address: 10, Leontjevsky Per., 103009, Moscow, Russian Federation

Voices’s share in the highest management body of the Issuer before the change: 34.74%

Voices’s share in the highest management body of the Issuer after the change: 25.03%

Date of the change in the share of the authorized capital: 20.02.2003

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile Telesystems Open Joint Company

Location: 4, Marksistskaja Str., 109147, Moscow, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (even, action): 06.03.2003.

Code of the fact (event, action): 0404715A06032003

Full company name of legal entity where the Issuer’s share in the authorized capital has changed: The Ukrainian-German-Dutch-Danish Joint Venture “Ukrainian Mobile Telecommunications” in Ukraine

Location: 21, Moscovskaja Str., Kiev, Ukraine

Postal address: 15, Leipzigskaja Str., 01015, Kiev, Ukraine

Issuer’s share in the authorized capital of the legal entity before the change: 0%

Issuer’s share in the authorized capital of the legal entity after the change: 57.66%

Date of such change in the share of the authorized capital: 06.03.2003

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile Telesystems Open Joint Stock Company

Place of business: 4 Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 10.02.2003

Code of the fact (event, action): 1504715A10022003

Date of the Issuer’s decision in respect of the date for making up a list of security holders for the purposes of participation in the Extraordinary General Shareholders Meeting: 10.02.2003

Date for making up a list of registered security holders: 10.03.2003

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the Issuer.

Mobile Telesystems Open Joint Stock Company

Location: 4 Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 20.02.2003

Code of the fact (event, action): 0304715A20022003

Full company name of a legal entity  which participating interest has changed: ING Bank (Eurasia) ZAO

Location: 31 Krasnaya Presnya Street, Moscow, 123022, Russian Federation

Postal Address: 31 Krasnaya Presnya Street, Moscow, 123022, Russian Federation

The issuer’s participating interest before the change:  17.46%.

The issuer’s participating interest after the change:  27.17%.

Date of change of  the issuer’s participating interest: 20.02.2003

MTS OJSC President	M.A. Smirnov

Information on an essential fact (event, action) having an influence on financial and economic activities of the Issuer.

Mobile Telesystems Open Joint Stock Company

Place of business: 4, Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 14.03.2003.

Code of the fact (event, action): 0404715A14032003

Full company name of a legal entity in the authorized capital of which the Issuer’s participating interest has changed: Mobile TeleSystems - Capital Limited Liability Company

Place of business: 5, bldg. 2, Vorontsovskaya St., Russian Federation

Postal address: 5, bldg. 2, Vorontsovskaya St., 109004, Russian Federation

Issuer’s share in the authorized capital of the legal entity before the change: 0%

Issuer’s share in the authorized capital of the legal entity after the change: 100%

Date of such change in the share in the authorized capital: 14.03.2003.

President	M.A. Smirnov

Information on an essential fact (event, action) having an influence on financial and economic activities of the Issuer.

Mobile Telesystems Open Joint Stock Company

Place of business: 4, Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 06.03.2003.

Code of the fact (event, action): 0404715A06032003

Full company name of a legal entity in the authorized capital of which the Issuer’s participating interest has changed: Kuban GSM Closed Joint Stock Company

Place of business: 61, Gymnazscheskaya St., Krasnodar, 350000, Russia

Postal address: 61, Gymnasicheskaya St., Krasnodar, 350000, Russia

Issuer’s share in the authorized capital of the legal entity before the change: 59.86%

Issuer’s share in the authorized capital of the legal entity after the change: 52.67%

Date of such change in the share in the authorized capital: 06.03.2003.

President	M.A. Smirnov

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Mikhail Smirnov
		Name:	Mikhail Smirnov
		Title:	President

Date: March 28, 2003